UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGIA INC.)

Argentina
(Jurisdiction of incorporation or organization)

Bouchard 547, 26th Floor
C1106ABG
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, September 1, 2009

To
National Securities Commission
25 de Mayo 175 (CP 1002)
Autonomous City of Buenos Aires, Argentina

Re.: Request for Authorization for Capital Reduction

Gentlemen:

     I address the Comisión Nacional de Valores (National Securities Commission) (the “CNV”), in my capacity as Market Relations Officer of Pampa Energía S.A. (the “Company” or “Pampa”), in order to comply with the provisions of section 2, and subsequent, Chapter XXI of the CNV Rules.

     I hereby inform you that on August 31, 2009, the Board of Directors of the Company decided to request the preliminary authorization of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) (the “BCBA”) for a capital reduction of up to 211,883,347 common shares of the Company, with a par value of Ps. 1 each and the right to one vote per share (Section 93 of the BCBA Trading Rules).

     The request for preliminary authorization was submitted to the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) today.

Sincerely,

/s/ Romina Benvenuti
Romina Benvenuti
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pampa Energía S.A.

By:	/S/ Roberto Luis Maestretti
Name: Roberto Luis Maestretti Title: Chief Financial Officer

Date: September 02, 2009